Dallin G. Drescher – Attorney at Law

1731 N Gregory Dr.

Layton, UT 84041

dallin@drescherlawgroup.com

Admitted in the State of Utah

January 25, 2023

Attorney Alex King

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re: Nitches, Inc.

Offering Statement on Form 1-A

Filed October 14, 2022

File No. 024-12029

Dear Mr. King:

In response to your letter dated November 10, 2022, the following information is hereby submitted on behalf of Niches, Inc. (the "Company"). Amendment No. 1 to the Offering Statement on Form 1-A was filed on December 2, 2022 and Amendment No. 2 to the Offering Statement on Form 1-A is being filed concurrently with this letter.

For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Offering Statement on Form 1-A

General

1.We note your press release on April 19, 2022 regarding your intent to create your own metaverse for users to create 3D avatars and buy and sell NFTs. We have the following comments:

•Please provide a materially complete description of the proposed metaverse, including the timing of development and launch.

•Please provide a materially complete description of the NFTs, including their purpose, terms, characteristics, minting, distribution, custody, and transferability, as well as the availability of secondary markets. Please specifically address the company’s role(s) and, to the extent applicable, the role(s) of third parties.

•Please provide us with the company’s legal analysis as to whether the NFTs are securities under Section 2(a)(1) of the Securities Act of 1933. Your analysis should address not only the NFTs themselves but also the operation of the platform through which they are minted and the development and operation of the metaverse.

•To the extent that third parties will be able to mint the NFTs, please describe the internal processes you will establish to determine whether such NFTs are securities as defined in the Securities Act of 1933. Please also describe the internal processes you will establish to ensure that you are not facilitating, or causing you to engage in, transactions in unregistered securities.

•Please identify the blockchain network on which the NFTs will be minted. To the extent it will be a third-party network, please describe the network and the risks and challenges related to relying on a third-party network.

•Please describe any and all applicable laws and regulations relating to the minting and distribution of the NFTs.

•Please describe the risks relating to holding the NFTs, including any risks and challenges related to the storage or custody of the NFTs and the use of wallets.

Response: On November 25, 2022, management decided to close down all of its metaverse and NFT initiatives due to prohibitive costs of development, uncertainty of their monetization, and the early results of so-called industry leaders in metaverse development.  This decision was disclosed in Amendment No. 1, page 7.

2.We note that the company currently mints and distributes NFTs that represent QR codes. We have the following comments:

•Please provide a materially complete description of the NFTs, including their purpose, terms, characteristics, minting, distribution, custody, and transferability, as well as the availability of secondary markets. Please specifically address the company’s role(s) and, to the extent applicable, the role(s) of third parties.

•Please supplementally provide us with the company’s legal analysis as to whether the NFTs are securities under Section 2(a)(1) of the Securities Act of 1933.

•Please describe any and all applicable laws and regulations relating to the minting and distribution of the NFTs.

•Please describe the risks relating to holding the NFTs, including any risks and challenges related to the storage or custody of the NFTs and the use of wallets.

Response: The disclosure in Amendment No. 1 was revised to more clearly describe the Company’s operations with respect to NFTs.  The NFTs minted through NITCHES OVS are a digital asset designed to help protect businesses from counterfeiters and to provide consumers with verification that the good purchased is authentic and not a pirated good.  Each product will have a unique QR code that, if the purchaser so desires, can be linked to an NFT which will verify the identity of that product and confirm its authenticity.  The Company does not anticipate the NFTs to have any value separate from the goods they are authenticating, and any transfer of the NFTs will come in conjunction with the sale of the goods which they are authenticating.  The minting of each NFT will be complete at the time of purchase and there will be no fractionalization of the NFTs. There is no dividends, royalties, or other common enterprise that the holders of the NFTs will be entitled to. The NFTs are purely a verification token designed to protect businesses and consumers from counterfeit goods.  As a result, counsel is of the opinion that under the Howey Test, the NFTs are not a security under Section 2(a)(1) of the Securities Act of 1933.

3.Please clarify whether you intend to accept crypto assets as payment or otherwise acquire crypto assets. Please also clarify whether you intend to custody NFTs or other crypto assets.

Response: The Company does not plan to accept cryptocurrency for the online stores due to volatility of price and concerns related to managing our supply chain.  This was disclosed in Amendment No. 1, page 8.

4.Please describe the terms of your Equity Incentive Plan and Equity Incentive Program. We note your disclosure on pg. 6 that the Company plans to use their publicly traded common stock for the Equity Incentive Plan for Social Media in Phase I of the business. Please reconcile that disclosure with the disclosure on pg. 36 indicating that the Company does not plan to create the Equity Incentive Plan until after completion of Phase III of the business plan.

Response:  In Amendment No. 1, the Company revised its disclosure to be consistent throughout regarding the potential Equity Incentive Plan. In the future, the Company plans to create an equity incentive program whereby social media partners can earn and vest shares of our common stock by achieving social media analytics and sales thresholds thereby being compensated for the strength of their social media follower base.  We do not have a specific time-frame for launching this plan, but do not anticipate implementation until at least the 4th quarter of 2023.  In the event that we do launch the equity incentive program, we will update or supplement the Offering Statement accordingly.

5.Please revise your filing throughout to remove improper "prospectus" and "registration statement" references.

Response: Amendment No. 1 was updated accordingly.

6.We note that the purchase price for your securities reflected in your subscription agreement is different than the purchase price disclosed in your Offering Statement. We also note that the subscription agreement does not include a minimum investment amount. Please advise or revise.

Response: An updated subscription agreement is being filed concurrently with this letter.

7.Please revise page ii to reflect the minimum purchase requirement.

Response: Page ii has been revised accordingly in Amendment No. 2.

Our Business, page 6

8.Please clarify whether Nitches has entered into any partnerships with any manufacturing partners and where those partners are located.

Response:  As disclosed on Page 9 of the Offering Statement, the Company has not yet begun any partnerships with any manufacturers and so far only has vendor-customer relationships with the manufacturers they have done business with.

9.We note your disclosure regarding your three phases of business development. Please revise to clarify which phase of the business you are in.

Response:  We have revised the disclosure to more clearly indicate that the Company is currently in Phase 1 of its business development.

10.We note your disclosure that you have a small sales and marketing organization. Please disclose the number of full-time and part-time employees that you have.

Response:  We have revised the disclosure on page 11 of Amendment No. 2 to indicate that the Company’s only employee is its CEO, who is full-time.

Management’s Discussion and Analysis of Financial Condition & Results of Operations, page 30

11.We note you references to the financial statements at December 31 in several disclosures within your filing.  Please remove and revise with appropriate accounting periods throughout your filing.

Response:  Amendment No. 1 was revised accordingly.

Directors, Executive Officers & Corporate Governance, page 34

12.Please expand Mr. John Morgan's biographical information to include his specific business experience during the past five years. Refer to Item 10(c) of Part II of Form 1-A.

Response:  Mr. Morgan’s biographical information was revised to include his specific business experience during the past five years in Amendment No. 1.

13.Mr. John Morgan is identified as the CEO and sole Director of the Company. Please reconcile with the disclosure found on Page 13 in the Risk Factor section discussing a Mr. Richard Papaleo as being CEO. Please also revise this section to identify Mr. Papaleo's and provide the information required by Item 10 of Part II of Form 1-A.

Response:  The reference to Mr. Papaleo was erroneous and was removed in Amendment No. 1.

Executive Compensation, page 36

14.Please clarify whether the $100,000 in other compensation for John Morgan was due to his conversion of his 2020 Series A Preferred Share or due to a separate grant of 100,000,000 shares of the Issuer.

Response:  The $100,000 in other compensation to John Morgan disclosed on  page 36 was due to a separate grant of 100,000,000 shares for services rendered to the Company.  This grant was disclosed on page F-12 of the Financial Statements.  We have further revised Amendment No. 2 to more clearly reflect this separate grant on page 36.

Security Ownership of Management & Certain Securityholders, page 37

15.Please reconcile the disclosure in the table on pg. 37 that John Morgan owns one share of 2020 Series A Preferred Stock with the disclosures on pg. F-20 that Mr. Morgan converted that share into 100,000,000 shares of Common Stock on November 4, 2021 and that as of May 31, 2022 the Company had no shares of Preferred Stock Series A issued and outstanding.

Response: In March 2022, the Company agreed that it would issue 1 share of Series A Preferred Stock to John Morgan in exchange for the cancellation of 175,000,000 shares of Common Stock.  Those shares were cancelled on March 31, 2022. The Company believed that the Preferred Share had been issued to John Morgan around this same time, however upon further review, it was determined that such issuance never occurred.  In fulfillment of the original agreement, 1 share of Series A Preferred Stock was issued to John Morgan on January 23, 2023. Therefore, as of the date of the financial statements, there were no shares of Series A Preferred Stock outstanding, but as of the date of the Offering Statement, John Morgan holds 1 share of Series A Preferred Stock.

Description of Securities, page 38

16.Please reconcile the disclosure that there were 56,759,444 shares of common stock outstanding as of October 11, 2022 with information on Page F-21 that there were 44,839,644 shares of Common Stock issued and outstanding as of May 31, 2022.

Response:  The disclosure was revised accordingly in Amendment No. 1.

Preferred Stock, page 38

17.Please revise the table to clarify what the 25,200,000 amount represents.

Response: The table was revised for clarity in Amendment No. 1.

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements, page F-1

18.We note in the first paragraph, your auditor references the related statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended August 31, 2021.  Please have your auditors revise to specifically state “and 2020” to include both periods.  Also, have your auditors revise the second paragraph to also cover the period ended August 31, 2020.

Response:  An updated Report of Independent Registered Public Accounting Firm is provided with Amendment No. 2.

Financial Statements, page F-3

19.Please revise the column headings labeled December 31, 2021 on pages F-3 and F-5 to the appropriate period (i.e., August 31).

Response: These column headings were updated in Amendment No. 1.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. If you need anything further, please contact me at 385-456-7533 or at dallin@drescherlawgroup.com.

Sincerely,

DRESCHER LAW GROUP, PLLC

/s/ Dallin G. Drescher

Dallin G. Drescher

Counsel for Nitches, Inc.